# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FS Credit Opportunities Corp., CIK 0001568194
CUSIP: 30290YAE1
Title of class of securities: Term Preferred Shares, no par value
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-19-006917
Filed by CIK 0000901849

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 85,000; sole dispositive power 0; shared dispositive power 85,000; aggregate amount beneficially owned 85,000 (21.3% of the class)
- The Guardian Life Insurance Company of America: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 82,500; sole dispositive power 0; shared dispositive power 82,500; aggregate amount beneficially owned 82,500 (20.6% of the class)

## Item 1. Issuer
Name of issuer: FS Credit Opportunities Corp.
Address of issuer's principal executive offices: 201 Rouse Boulevard, Philadelphia, PA 19112

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

BlackRock Portfolio Management LLC ("BPM")
The Guardian Life Insurance Company of America ("Guardian")

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: The business address of BPM is 50 Hudson Yards, New York, NY 10001. The business address of Guardian is 10 Hudson Yards, New York, NY 10001.
Citizenship: BPM is organized under the laws of the state of Delaware and Guardian is organized under the laws of the state of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Guardian is the record holder of 82,500 shares. BPM may be deemed to share beneficial ownership of these securities and an additional 2,500 shares.
Percent of class: 21.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 85,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 85,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of FS Credit Opportunities Corp. No one person's interest in the shares of FS Credit Opportunities Corp. is more than five percent of the total outstanding shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1: Power of Attorney
Exhibit 99.1: Joint Filing Agreement
Exhibit 99.2: Item 7

## Signatures
- BlackRock Portfolio Management LLC: /s/ Joseph Virgilio, Joseph Virgilio, Attorney-in-fact (11/07/2025)
- The Guardian Life Insurance Company of America: /s/ Joseph Virgilio, Joseph Virgilio, Attorney-in-fact (11/07/2025)